SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)1

                          WORLD ACCEPTANCE CORPORATION
    ---------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
    ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    981419104
    ---------------------------------------------------------------------------
                                 (CUSIP Number)

                GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3804
    ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 MARCH 18, 1998
    ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)



----------------
             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    -------------------------                        --------------------------
       CUSIP No. 981419104         SCHEDULE 13D          Page 2 of 7 Pages
    -------------------------                        --------------------------

    ------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            James T. Martin
    ------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                   (b)      |_|
            Not Applicable
    ------- -------------------------------------------------------------------
    3       SEC USE ONLY


    ------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
    ------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                            |_|

            Not Applicable
    ------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
    ----------------------- ------- -------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  1,140,000
                            ------- -------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- -------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 -0-
                            ------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- -------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,140,000
    ------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]
            Not Applicable
    ------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0%
    ------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
    ------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                       FOR
                                 JAMES T. MARTIN

         This Amendment No. 1 hereby amends and supplements the Schedule 13D (the "Schedule 13D") dated December 23, 1997 filed by James T. Martin with the Securities and Exchange Commission on or about January 13, 1998 with respect to the common stock, no par value per share, of World Acceptance Corporation.

Item 1.  Security and Issuer

         This Amendment No. 1 relates to the common stock, no par value per share ("Common Stock"), of World Acceptance Corporation, 108 Frederick Street, Greenville, SC 29607 (the "Issuer").


Item 2.  Identity and Background

         (A)      James T. Martin

         (B)      Tuppeny House
                  Tuckerstown, Bermuda

         (C)      James T. Martin is a lecturer, author and consultant.

         (D)      During  the past  five  years,  James T.  Martin  has not been
                  convicted  in  a  criminal   proceeding,   excluding   traffic
                  violations or similar misdemeanors.

         (E) During the past five years, James T. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F)      James T.  Martin is a citizen  of  Bermuda  (subject  of Great
                  Britain).

                                Page 3 of 7 Pages

Item 3.  Source and Amount of Funds and Other Consideration

         The total amount of the funds used in making the purchases was $7,361,208, of which $1,042,445 represent purchases since the date of the Schedule 13D. The sources of the funds used in making the purchases were personal funds.


Item 4.  Purpose of Transaction

         James T. Martin has purchased shares of Common Stock for investment purposes.

         There are no plans or proposals which James T. Martin may have that relate to or would result in:

         (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

         (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (E) Any material change in the present capitalization or dividend policy of the Issuer;

         (F)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (G)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be

                                Page 4 of 7 Pages
                  quoted in an inter-dealer quotation system of a registered national securities association;

         (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (J)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (A)      The   aggregate   number  and   percentage   of  Common  Stock
                  beneficially owned by James T. Martin are 1,140,000 Shares and 6.0%, respectively.

         (B) James T. Martin has the sole power to vote or to direct the vote of all the shares identified pursuant to Item 5(a). Mr. Martin does not have any power to dispose or to direct the disposition of all the shares identified pursuant to Item 5(a).

         (C) Transactions in the securities identified pursuant to Item 5(a) since the date of the Schedule 13D are as follows:

      Beneficial       Trans.         Amount of       Price Per      Where/How
         Owner          Date         Transaction        Share        Effected
         -----          ----         -----------        -----        --------

      J.T. Martin     12/24/97          $55,540         $5.55      Open Market
      J.T. Martin     12/26/97          $55,321         $5.53      Open Market
      J.T. Martin     12/31/97         $111,728         $5.59      Open Market
      J.T. Martin      1/15/98         $495,545         $5.33      Open Market
      J.T. Martin      3/12/98         $106,731         $5.34      Open Market
      J.T. Martin      3/13/98         $107,212         $5.36      Open Market
      J.T. Martin      3/16/98          $53,755         $5.38      Open Market
      J.T. Martin      3/18/98          $56,613         $5.66      Open Market


         (D)      Not applicable.

         (E)      Not applicable.

                                Page 5 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None


Item 7.  Material to be Filed as Exhibits

         None


                                Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                            James T. Martin



Date:  March 18, 1998                       /s/ James T. Martin
                                            -----------------------------------
                                            James T. Martin




Attention: Intentional  misstatements  or omissions of fact  constitute  Federal criminal violations (see 18 U.S.C. 1001).